Filed by Forest Oil Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Forest Oil Corporation

Filer’s SEC File No.: 001-13515

Date: May 7, 2014

Annual Meeting of Shareholders
May 7, 2014

Cautionary Statements
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
In connection with the proposed transactions, New Forest Oil Inc. (which will be renamed Sabine Oil & Gas Corporation as of the closing of the proposed transaction) (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include the proxy statement of Forest Oil Corporation that also constitutes a prospectus of Holdco. Each of Holdco and Forest Oil Corporation also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco and Forest Oil Corporation with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Holdco or Forest Oil Corporation at Forest Oil Corporation’s Investor Relations department at www.forestoil.com or by email at IR@forestoil.com.
PARTICIPANTS IN THE SOLICITATION
Holdco, Forest Oil Corporation, Sabine Oil & Gas LLC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Forest Oil Corporation’s directors and executive officers is available in Forest Oil Corporation’s proxy statement dated March 26, 2014, for its 2014 annual meeting of shareholders. Information about Sabine Oil & Gas LLC’s directors and executive officers was filed by Sabine Oil & Gas LLC with the SEC on May 6, 2014 pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Holdco or Forest Oil Corporation using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Holdco, Forest Oil Corporation or Sabine Oil & Gas LLC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Holdco to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Holdco or Forest Oil Corporation from time to time, including Forest Oil Corporation’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. For additional information on the risks and uncertainties that could impact Sabine Oil & Gas LLC’s business and operations, please see the Annual Report posted to the investor relations section of its web site at www.sabineoil.com. The forward-looking statements including in this document are made only as of the date hereof. None of Holdco, Forest Oil Corporation nor Sabine Oil & Gas LLC undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.
FOREST OIL CORPORATION 1

Forest & Sabine Transaction Overview
» All-stock strategic combination between Sabine Oil & Gas LLC (“Sabine”) and Forest Oil Corporation (“Forest” or “FST”) under a newly incorporated public
Transaction
Overview holding company, Sabine Oil & Gas Corporation (“SABO”), expected to be listed on the NYSE
» Company headquarters – Houston, Texas
» Each Forest share to be exchanged for 0.1 shares of SABO

•	Designed to replicate a 10 for 1 reverse stock split

Consideration .
» Former Sabine unitholders to own 73 5% of pro forma shares
» Former Forest shareholders to own 26.5% of pro forma shares
» Board representation proportional to ownership interest

•	6 current Sabine directors, 2 current Forest directors Board / » C-Suite Team from Sabine Management David Sambrooks – Chairman and Chief Executive Officer
•	Shane Bayless – Chief Financial Officer
•	Todd Levesque – Chief Operating Officer

» Approval by Forest shareholders
Key Conditions /
Timing » Customary regulatory approvals
» Closing expected in late Q3 / early Q4
FOREST OIL CORPORATION 2

Strategic Rationale
» Extensive overlap in top two asset areas: East Texas and Eagle Ford
» Creates a leading East Texas position of ~207,000 net acres
Complementary • Compelling inventory of high return, liquids-rich Cotton Valley Sand opportunities Asset Positions • Significant inventory of Haynesville drilling opportunities with compelling current economics and significant upside value
» Complementary positions in the Eagle Ford, creating significant scale of ~65,000 net acres

•	Sabine’s Eagle Ford results top 10% in the industry in 2013

» Combined 12/31/13 proved reserves of 1.5 Tcfe (71% gas) and 2014E production of ~345 Mmcfed (65% gas) based on based on respective company guidance
Scale and Growth
» Substantial production and cash flow growth

•	Over 20% pro forma 2014E production growth

» Cost savings from reduced overhead and streamlined operations
Operating
» Ability to optimize capital allocation on $800—$825 million capital program
Synergies
» Will apply top tier operational results across portfolio
» Liquidity to fund drilling program through 2015 without accessing capital markets Capitalization » Clear path to improving balance sheet through property divestments and optimized capital allocation—to be implemented as a top priority
» First Reserve, an energy-focused private equity firm, remains a controlling shareholder
FOREST OIL CORPORATION 3

Complementary Asset Footprints

Map of Acreage Position(1)



Granite Wash
• ~33,500 net acres
• 15 Mmcfe/d (29% gas)
OKLAHOMA
Arkoma
• ~35,000 net acres
• 22 Mmcfe/d (100% gas)
ARKANSAS
MISSISSIPPI
Mississippi
• ~14,600 net acres
• No current production
LOUISIANA
East Texas
Upshur
Marion
Harrison
Caddo
Gregg
Smith
Rusk
Panola
Cherokee
De Soto
• ~207,000 net acres(2)
• 178 Mmcfe/d (81% gas)
Permian Basin
• ~60,250 net acres
• No material production
TEXAS
Eagle Ford
Gonzales
Lavaca
Wilson
DeWitt
Karnes
• ~64,500 net acres
• 74 Mmcfe/d (31% gas)
Sabine Acreage
Forest Acreage

Combined Total

- ~424,000 net acres
- ~290 Mmcfe/d current production (67% gas)
- 1,464 Bcfe proved reserves (61% PD; 71% gas)
- Creates one of the largest East Texas positions with concentrated and contiguous acreage

1 Daily production representative of 1Q 2014 production
2 Does not include additional acreage in North Louisiana or ~71,000 DK exploratory net acres in East Texas

FOREST OIL CORPORATION 4

Pro Forma Asset Profile
Proved Reserves (1) FY2014E Production Guidance Acreage (in thousands)
Bcfe Mmcfe/d Net acres
345
1,600 350 500
1,464
1,400 300 424
421 122 400 60
1,200 (35%)
(29%) 250
34
220
1,000
300 65
839 200
800 78 247
(35%) 59
251
625 150 60
(30%) 125 200 178
600
170 25
1,043 223 34
(27%) 44
(71%) 100
(35%) (65%) 59
400 40
142 100 207
588
455 50 (65%)
200 (70%)
81
(73%) 103 104
(65%)
0 0 0
Forest Sabine Pro Forma Forest (2) Sabine (2) Pro Forma(3)
Forest Sabine Pro Forma
Gas Oil & NGLs Gas Oil & NGLs East Texas(4) Ark-La-Tex (5) Eagle Ford
North Texas Permian

1	As of 12/31/13
2	Per current guidance
3	Represents combination of current standalone guidance from Forest and Sabine management
4	Does not include additional ~71,000 DK net acres in East Texas
5	Excludes East Texas acreage

FOREST OIL CORPORATION 5

Transaction Summary
Combined entity is an excellent fit and represents
highly complementary set of oil and natural gas assets
Better capitalized to pursue future opportunities
Increased size and scope of operations will result in
enhanced cost structure and improved debt metrics
Streamlined operations through economies of scale in East Texas
Complementary acreage position in Eagle Ford provides increased optionality
Allows shareholders to participate in upside potential
of larger and better capitalized entity
FOREST OIL CORPORATION 6

Forest Oil Corporation
707 Seventeenth Street, Suite 3600 Denver, CO 80202 303.812.1400 Website: www.forestoil.com

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transactions, New Forest Oil Inc. (which will be renamed Sabine Oil & Gas Corporation as of the closing of the proposed transaction) (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include the proxy statement of Forest Oil Corporation that also constitutes a prospectus of Holdco. Each of Holdco and Forest Oil Corporation also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco and Forest Oil Corporation with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Holdco or Forest Oil Corporation at Forest Oil Corporation’s Investor Relations department at www.forestoil.com or by email at IR@forestoil.com.

PARTICIPANTS IN THE SOLICITATION

Holdco, Forest Oil Corporation, Sabine Oil & Gas LLC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Forest Oil Corporation’s directors and executive officers is available in Forest Oil Corporation’s proxy statement dated March 26, 2014, for its 2014 annual meeting of shareholders. Information about Sabine Oil & Gas LLC’s directors and executive officers was filed by Sabine Oil & Gas LLC with the SEC on May 6, 2014 pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Holdco or Forest Oil Corporation using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Holdco, Forest Oil Corporation or Sabine Oil & Gas LLC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Holdco to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Holdco or Forest Oil Corporation from time to time, including Forest Oil Corporation’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. For additional information on the risks and uncertainties that could impact Sabine Oil & Gas LLC’s business and operations, please see the Annual Report posted to the investor relations section of its web site at www.sabineoil.com. The forward-looking statements included in this document are made only as of the date hereof. None of Holdco, Forest Oil Corporation nor Sabine Oil & Gas LLC undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.